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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                              CLINICAL DATA, INC.
                              -------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   18725U109
                                   ---------
                                 (CUSIP Number)

                              Israel M. Stein, M.D.
                               Clinical Data, Inc.
                          One Gateway Center, Suite 411
                           Newton, Massachusetts 02458
                           Telephone No.: 617-527-9933
                          ----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                                  John Hession
                             McDermott, Will & Emery
                                 28 State Street
                           Boston, Massachusetts 02109

                                  June 20, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box. [ ]
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

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CUSIP NO 18725U109                     13D                     Page 2 of 7 Pages
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Israel M. Stein
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                     (b) [_]

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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS
       N/A

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5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       29(d) or 2(e)                                                     [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States

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                               7.     SOLE VOTING POWER
       NUMBER                         578,735
      OF SHARES
    BENEFICIALLY               -----  ------------------------------------------
     OWNED BY                  8.     SHARED VOTING POWER
       EACH                           84,793
     REPORTING                 -----  ------------------------------------------
      PERSON                   9.     SOLE DISPOSITIVE POWER
       WITH                           578,735
                               -----  ------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                      84,793
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       663,528
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12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       14.9%*
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14.    TYPE OF REPORTING PERSON
       IN

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*Based on 4,405,020 shares of the Issuer's Common Stock outstanding as of June
23, 2005, as reported in the Issuer's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on June 27, 2005.

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CUSIP NO 18725U109                     13D                     Page 3 of 7 Pages
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     Item 1.     Security and Issuer.
                 -------------------

     This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Clinical Data, Inc. (the "Issuer"). The Issuer's principal executive offices are at One Gateway Center, Suite 411, Newton, Massachusetts 02458.

     Item 2.     Identity and Background.
                 -----------------------

     This statement is filed by Israel M. Stein, M.D. The business address of Dr. Stein is One Gateway Center, Suite 411, Newton, Massachusetts 02458. The principal occupation/employment of Dr. Stein is President and Chief Executive Officer of the Issuer.

     During the past five years, Dr. Stein has not been (i)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining him from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by him.

     Item 3.     Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

     The Voting Agreement described in Item 4 of this statement was entered into by Dr. Stein, the Issuer and Genaissance Pharmaceuticals, Inc. ("Genaissance") to facilitate the transactions contemplated by the Merger Agreement described by
Item 4 of this statement. Dr. Stein granted to the Chief Executive Officer of Genaissance an irrevocable proxy for the purpose of voting the shares of the Issuer's Common Stock covered by the Voting Agreement in favor of approving the issuance of shares of the Issuer's Common Stock pursuant to the Merger. Dr. Stein did not receive additional consideration from the Issuer or Genaissance in connection with the execution and delivery of the Voting Agreement.

     Item 4.     Purpose of Transaction.
                 ----------------------

     On June 20, 2005, the Issuer, Safari Acquisition Corp. ("Safari") and Genaissance entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby the Company will acquire Genaissance in a stock-for-stock reverse triangular merger. In the merger, Safari will merge with and into Genaissance, which will result in Genaissance becoming a wholly-owned subsidiary of the Issuer (the "Merger"). Following the Merger, former stockholders of Genaissance will hold approximately 40% of the outstanding capital stock of the Issuer.

     To induce Genaissance to enter into the Merger Agreement, Dr. Stein entered into a Voting Agreement with Genaissance and the Issuer dated June 20, 2005 (the "Voting Agreement"). Pursuant to the Voting Agreement, Dr. Stein has agreed to vote the shares of the Issuer's Common Stock over which he has sole voting power (and use his best efforts to cause the shares of the Issuer's Common Stock over which Dr. Stein has joint voting power) in connection with any meeting or action by written consent of the stockholders of the Issuer (a) in favor of approving the issuance of shares of the Issuer's Common Stock pursuant to the Merger and each of the other transactions and other matters specifically contemplated by the Merger Agreement, (b) in favor of any proposal to adjourn any such meeting if necessary to permit further solicitation of proxies in the event there are not sufficient votes at the time of such meeting to approve the issuance of shares of the Issuer's Common Stock pursuant to the Merger, (c) against any action or agreement submitted for approval of the stockholders of the Issuer that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of Dr. Stein under the Voting Agreement and (d) except as otherwise agreed in writing by Genaissance, against any action, agreement, transaction or proposal submitted for approval of the stockholders of the Issuer that would reasonably be expected to result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled or that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement. In connection with the Voting Agreement, Dr. Stein has also granted an irrevocable proxy to the Chief Executive Officer of Genaissance to vote his shares of the Issuer's Common

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CUSIP NO 18725U109                     13D                     Page 4 of 7 Pages
--------------------                                           -----------------

Stock in the manner described above. The Voting Agreement terminates automatically upon the earlier of (i) the mutual consent of all of the parties thereto, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the effective time of the Merger.

     Pursuant to the Voting Agreement, Dr. Stein has agreed that he will not, directly or indirectly: (i) offer for sale, sell (including short sales), transfer (including by merger, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding or otherwise by operation of law), tender, pledge, encumber, assign or otherwise dispose of (including by gift) or enter into any contract, option, derivative, hedging or other arrangement or understanding (including any profit-sharing arrangement) with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of his shares of the Issuer's Common Stock or any interest therein (any of the foregoing, a "Transfer"), except to any affiliate of Dr. Stein, provided that such affiliate agrees in writing to be bound by the terms of the Voting Agreement, or Transfers which occur by operation of law or with Genaissance's prior written consent,
(ii) grant any proxies or powers of attorney (other than pursuant to the Voting Agreement or to an affiliate of Dr. Stein that agrees in writing to be bound by the terms of the Voting Agreement) with respect to his shares of the Issuer's Common Stock, deposit any of his shares of the Issuer's Common Stock into a voting trust or enter into any other voting arrangement (other than with an affiliate of Dr. Stein that agrees in writing to be bound by the terms of the Voting Agreement) or permit to exist any other Lien (as defined in the Merger Agreement) of any nature whatsoever with respect to his shares of the Issuer's Common Stock (other than such other Liens created by or arising under the Voting Agreement or existing by operation of law), or (iii) commit or agree to take any of the foregoing actions.

     The descriptions of the Voting Agreement and the Merger Agreement contained in this statement are qualified in their entirety by reference to such agreements, copies of which are filed respectively as Exhibits 2.1 and 2.2 hereto.

     Item 5.     Interest in Securities of the Issuer.
                 ------------------------------------


     (a) Aggregate number and percentage of class beneficially owned:


     Dr. Stein incorporates herein by reference his responses to (11) and (13) on the cover page of this Amendment.

     Dr. Stein owns 663,528 shares of the Issuer's Common Stock, of which 58,000 shares are issuable upon the exercise of options and 84,793 shares are held in joint tenancy with Dr. Stein's wife.

     (b) Number of shares as to which such person has the power to vote and the power to dispose:

     Dr. Stein has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 578,735 shares of the Issuer's Common Stock, of which 58,000 shares are issuable upon the exercise of options. Pursuant to the Voting Agreement, Dr. Stein has agreed to vote such shares as described in Item 4 above. Dr. Stein also agreed not to dispose of such shares until the termination of the Voting Agreement, as described in Item 4 above.

     Dr. Stein shares with his wife the power to vote or direct the vote and the power to dispose or direct the disposition of the 84,793 shares of the Issuer's Common Stock that they hold in joint tenancy. Pursuant to the Voting Agreement, Dr. Stein and his wife have agreed to vote such shares as described in Item 4 above. Dr. Stein and his wife have also agreed not to dispose of such shares until the termination of the Voting Agreement, as described in Item 4 above.

     (c) Transactions during the past 60 days.

     Other than entering into the Voting Agreement, Dr. Stein have not engaged in any transactions in shares of the Issuer's Common Stock during the past 60 days.

     (d) Right to dividends or proceeds of sale.

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CUSIP NO 18725U109                     13D                     Page 5 of 7 Pages
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     To the best of his knowledge, as of the date hereof, Dr. Stein does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Issuer's Common Stock beneficially owned by him.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
                 -----------------------------------

     Except as otherwise described in Items 4 and 6 of this statement, to the best knowledge of Dr. Stein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.     Material to be Filed as Exhibits.
                 --------------------------------

     The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

     Exhibit 2.1 Agreement and Plan of Merger, dated June 20, 2005, among Clinical Data, Inc., Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc. (previously filed as Exhibit
                  2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

     Exhibit 2.2 Voting Agreement, dated as of June 20, 2005, among Clinical Data, Genaissance Pharmaceuticals, Inc., and Israel M. Stein, M.D. (previously filed as Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

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CUSIP NO 18725U109                     13D                     Page 6 of 7 Pages
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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: June 27, 2005                 /s/ Israel M. Stein
                                    --------------------------------------------
                                    Israel M. Stein, M.D.

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CUSIP NO 18725U109                     13D                     Page 7 of 7 Pages
--------------------                                           -----------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit Number    Exhibit
--------------    -------

     Exhibit 2.1 Agreement and Plan of Merger, dated June 20, 2005, among Clinical Data, Inc., Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc. (previously filed as Exhibit
                  2.1 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).

     Exhibit 2.2 Voting Agreement, dated as of June 20, 2005, among Clinical Data, Genaissance Pharmaceuticals, Inc., and Israel M. Stein, M.D. (previously filed as Exhibit 99.3 to the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 24, 2005 and incorporated herein by reference).